UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Global-Tech Advanced Innovations Inc.

(Name of the Issuer)

Global-Tech Advanced Innovations Inc.

Timely Star Limited

Timely Merit Limited

John C.K. Sham

Wing Shing Holdings Company Limited

Shun Chi Hui

Jenny Tsai

Estee Sham

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.04 per share

(Title of Class of Securities)

G39320117

(CUSIP Number)

Global-Tech Advanced Innovations Inc. 12/F., Kin Teck Industrial Building 26 Wong Chuk Hang Road Aberdeen, Hong Kong Attention: John C.K. Sham Telephone: (852) 2814-0601

Timely Star Limited

Timely Merit Limited

John C.K. Sham

Wing Shing Holdings Company Limited

Shun Chi Hui

Jenny Tsai

Estee Sham

12/F., Kin Teck Industrial Building

26 Wong Chuk Hang Road

Aberdeen, Hong Kong

Attention: John C.K. Sham

Telephone: (852) 2814-0601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ling Huang, Esq.

Denise Shiu, Esq.

Cleary Gottlieb Steen & Hamilton LLP

45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu

Chaoyang District, Beijing 100020

People’s Republic of China

(86 10) 5920-1090

Stephen Goldstein, Esq. 494 Eighth Avenue, Suite 1000 New York, NY 10001 The United States of America (1) 646-237-5865

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$9,092,632.80	$915.63***

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment of $8.85 per share merger consideration for 1,012,128 outstanding shares of the issuer subject to the transaction, plus (b) the product of 33,000 shares issuable under all outstanding and unexercised options multiplied by $4.1 per share (which is the difference between the $8.85 per share merger consideration and the exercise price of $4.75 per share) ((a) and (b) together, the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.
***	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

INTRODUCTION

This Amendment No. 2 to Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Global-Tech Advanced Innovations Inc., a British Virgin Islands company (the “Company”), the issuer of the ordinary shares, par value $0.04 per share (each, a “Share” and collectively, the “Shares”), that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Timely Star Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”); (c) Timely Merit Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (d) Mr. John C.K. Sham, the chairman and chief executive officer of the Company (“Mr. Sham”); (e) Wing Shing Holdings Company Limited, a British Virgin Islands company, the voting control of which is effectively held by Mr. Sham; (f) Ms. Shun Chi Hui; (g) Ms. Jenny Tsai and (h) Ms. Estee Sham. Mr. Sham, Wing Shing Holdings Company Limited, Ms. Shun Chi Hui, Ms. Jenny Tsai and Ms. Estee Sham are collectively referred to herein as the “Rollover Shareholders.” The Rollover Shareholders, together with Parent and Merger Sub, are collectively referred to in this Transaction Statement as the “Buyer Group.”

On December 4, 2015, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”), providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent. Mr. Sham, together with his son, Mr. Vincent M.F. Sham, are currently the beneficial owners of Parent and Merger Sub. Upon closing of the merger, Parent and Merger Sub will be beneficially owned by the Rollover Shareholders and Mr. Vincent M.F. Sham, who will only own one share of Parent.

Under the terms of the merger agreement, at the effective time of the merger (“effective time”), each outstanding Share other than (a) Shares beneficially owned by the Rollover Shareholders and (b) Shares held by the Company or any of its subsidiaries (if any) ((a) and (b) collectively, the “Excluded Shares”), and (c) any Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the BVI Business Companies Act, 2004, as amended (the “BVI Companies Act”) (the “Dissenting Shares”), will be cancelled in exchange for the right to receive $8.85 per Share in cash without interest. The Excluded Shares will be automatically cancelled for no consideration at the effective time of the Merger. The Dissenting Shares will be cancelled for their appraised or other agreed value.

If the merger is completed, each outstanding option to purchase Shares (a “Company Option”) granted under the Company’s Amended and Restated 1997 Stock Option Plan, 1999 Employee Stock Purchase Plan, 2005 Stock Option Plan and 2011 Omnibus Equity Plan (collectively, the “Company Share Plans”), other than the 50,000 Company Options held by Mr. Sham granted under the Company’s 2011 Omnibus Equity Plan that will be converted into options to acquire ordinary shares in Parent (the “Rollover Options”), whether or not such Company Option is then exercisable and vested, will be cancelled and converted into the right to receive, net of any applicable withholding taxes and as soon as reasonably practicable after the effective time of the merger, cash in an amount equal to the product of (a) the total number of Shares upon exercise of such Company Option immediately prior to the effective time of the merger multiplied by (b) the excess, if any, of $8.85 over the exercise price payable per Share issuable under such Company Option.

Under the terms of the support agreement entered into by and among Parent and the Rollover Shareholders (the “Support Agreement”) concurrently with the execution and delivery of the merger agreement, each Rollover Shareholder will subscribe for the number of ordinary shares in Parent as set forth in the Support Agreement immediately prior to the closing of the merger and each Rollover Share will be cancelled at the closing.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval of the shareholders of the Company. The merger agreement must be approved by the affirmative vote of (a) a majority of in excess of fifty percent (50%) of the votes of those shareholders entitled to vote present and voting on the resolution in person or by proxy as a single class at the extraordinary general meeting and (b) shareholders representing at least a majority of the outstanding Shares, excluding the Excluded Shares, who are present and voting in person or by proxy at the extraordinary general meeting of shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares, Dividends and Other Matters”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares, Dividends and Other Matters”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares”

Item 3	Identity and Background of Filing Person

(a) Name and Address. Global-Tech Advanced Innovations Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1) Material Terms—Tender Offers. Not applicable.

(a)-(2) Material Terms—Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting”

•	“The Agreement and Plan of Merger”

•	“Material U.S. Federal Income Tax Consequences”

•	“Material PRC Income Tax Consequences”

•	“Material British Virgin Islands Tax Consequences”

•	“Annex A-1—Agreement and Plan of Merger”

•	“Annex A-2—The Articles of Merger and Plan of Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company’s Directors and Executive Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“The Agreement and Plan of Merger”

•	“Annex A-1—Agreement and Plan of Merger”

•	“Annex A-2—The Articles of Merger and Plan of Merger”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Appraisal Rights of Shareholders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Appraisal Rights”

•	“Annex C—BVI Business Companies Act, 2004— Section 179”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f) Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A-1—Agreement and Plan of Merger”

•	“Annex A-2—The Articles of Merger and Plan of Merger”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A-1—Agreement and Plan of Merger”

•	“Annex A-2—The Articles of Merger and Plan of Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Support Agreement”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•	“The Agreement and Plan of Merger”

•	“Transactions in the Shares”

•	“Annex A-1—Agreement and Plan of Merger”

•	“Annex A-2—The Articles of Merger and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“The Agreement and Plan of Merger”

•	“Annex A-1—Agreement and Plan of Merger”

•	“Annex A-2—The Articles of Merger and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Support Agreement”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Share Ownership of the Company’s Directors and Executive Officers and Voting Commitments”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A-1—Agreement and Plan of Merger”

•	“Annex A-2—The Articles of Merger and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effect of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purposes and Reasons of the Buyer Group for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Agreement and Plan of Merger”

•	“Material U.S. Federal Income Tax Consequences”

•	“Material PRC Income Tax Consequences”

•	“Material British Virgin Islands Tax Consequences”

•	“Annex A-1—Agreement and Plan of Merger”

•	“Annex A-2—The Articles of Merger and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Position of the Buyer Group as to the Fairness of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of Houlihan Lokey, the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Houlihan Lokey as the Special Committee’s Financial Advisor”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Opinion of Houlihan Lokey, the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Houlihan Lokey as the Special Committee’s Financial Advisor”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Alternatives to the Merger”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of Houlihan Lokey, the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of Houlihan Lokey, the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Houlihan Lokey as the Special Committee’s Financial Advisor”

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of Houlihan Lokey, the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Houlihan Lokey as the Special Committee’s Financial Advisor”

(c) Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Support Agreement”

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Support Agreement”

•	“The Agreement and Plan of Merger”

•	“Annex A-1—Agreement and Plan of Merger”

•	“Annex A-2—The Articles of Merger and Plan of Merger”

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Fees and Expenses”

•	“Special Factors—Fees and Expenses”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Agreement and Plan of Merger—Fees and Expenses”

Item 11	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company’s Directors and Executive Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares”

Item 12	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company’s Directors and Executive Officers and Voting Commitments”

•	“Summary Term Sheet—Support Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Position of the Buyer Group as to the Fairness of the Merger”

•	“Summary Term Sheet—Share Ownership of the Company’s Directors and Executive Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a) Financial Information. The audited financial statements of the Company for the two years ended March 31, 2014 and 2015 are incorporated herein by reference to the Company’s Form 20-F for the year ended March 31, 2015 filed on July 17, 2015 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the six-month period ended September 30, 2015 are also incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on December 3, 2015.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(c) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1) Proxy Statement of the Company dated February 5, 2016 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated August 3, 2015, incorporated herein by reference to Exhibit 1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 3, 2015.

(a)-(5) Press Release issued by the Company, dated August 10, 2015, incorporated herein by reference to Exhibit 1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 10, 2015.

(a)-(6) Press Release issued by the Company, dated December 4, 2015, incorporated herein by reference to Exhibit 1 to the Current Report on Form 6-K furnished by the Company to the SEC on December 9, 2015.

(b)-(1) Equity Commitment Letter, dated December 4, 2015, by Mr. Sham in favor of Parent, incorporated herein by reference to Exhibit 7.03 to the Amendment No. 1 to Schedule 13D filed with the SEC on December 14, 2015.

(c)-(1) Opinion of Houlihan Lokey (China) Limited, dated December 3, 2015, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)* Presentation to the Special Committee of the board of directors prepared by Houlihan Lokey (China) Limited, for discussion with the Special Committee, dated December 1, 2015.

(c)-(3)* Preliminary Discussion Materials prepared by Houlihan Lokey (China) Limited, for discussion with the Special Committee, dated November 19, 2015.

(d)-(1) Agreement and Plan of Merger, dated as of December 4, 2015, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A-1 and Annex A-2 to the Proxy Statement.

(d)-(2) Support Agreement, dated as of December 4, 2015, by and among Parent and the Rollover Shareholders, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3) Guarantee, dated as of December 4, 2015, by Mr. Sham in favor of the Company, incorporated herein by reference to Annex F to the Proxy Statement.

(f)-(1) Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the Proxy Statement.

(f)-(2) Section 179 of the BVI Business Companies Act, 2004, as amended, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

* Previously filed on December 23, 2015

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2016

GLOBAL-TECH ADVANCED INNOVATIONS INC.

By:	/s/ Barry J. Buttifant
Name:	Barry J. Buttifant
Title:	Chairman of the Special Committee

TIMELY STAR LIMITED

By:	/s/ John C.K. Sham
Name:	John C.K. Sham
Title:	Director

TIMELY MERIT LIMITED

By:	/s/ John C.K. Sham
Name:	John C.K. Sham
Title:	Director

JOHN C.K. SHAM

By:	/s/ John C.K. Sham

WING SHING HOLDINGS COMPANY LIMITED

By:	/s/ John C.K. Sham
Name:	John C.K. Sham
Title:	Director

Signature Page – Amendment No. 2 to Schedule 13E-3

SHUN CHI HUI

By:	/s/ Shun Chi Hui

JENNY TSAI

By:	/s/ Jenny Tsai

ESTEE SHAM

By:	/s/ Estee Sham

Signature Page – Amendment No. 2 to Schedule 13E-3

EXHIBIT INDEX

(a)-(1) Proxy Statement of the Company dated February 5, 2016 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated August 3, 2015, incorporated herein by reference to Exhibit 1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 3, 2015.

(a)-(5) Press Release issued by the Company, dated August 10, 2015, incorporated herein by reference to Exhibit 1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 10, 2015.

(a)-(6) Press Release issued by the Company, dated December 4, 2015, incorporated herein by reference to Exhibit 1 to the Current Report on Form 6-K furnished by the Company to the SEC on December 9, 2015.

(b)-(1) Equity Commitment Letter, dated December 4, 2015, by Mr. Sham in favor of Parent, incorporated herein by reference to Exhibit 7.03 to the Amendment No. 1 to Schedule 13D filed with the SEC on December 14, 2015.

(c)-(1) Opinion of Houlihan Lokey (China) Limited, dated December 3, 2015, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)* Presentation to the Special Committee of the board of directors prepared by Houlihan Lokey (China) Limited, for discussion with the Special Committee, dated December 1, 2015.

(c)-(3)* Preliminary Discussion Materials prepared by Houlihan Lokey (China) Limited, for discussion with the Special Committee, dated November 19, 2015.

(d)-(1) Agreement and Plan of Merger, dated as of December 4, 2015, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A-1 and Annex A-2 to the Proxy Statement.

(d)-(2) Support Agreement, dated as of December 4, 2015, by and among Parent and the Rollover Shareholders, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3) Guarantee, dated as of December 4, 2015, by Mr. Sham in favor of the Company, incorporated herein by reference to Annex F to the Proxy Statement.

(f)-(1) Appraisal Rights, incorporated herein by reference to the section entitled “Appraisal Rights” in the Proxy Statement.

(f)-(2) Section 179 of the BVI Business Companies Act, 2004, as amended, incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

* Previously filed on December 23, 2015